December 28, 2016

VIA EDGAR AND COURIER

Pamela Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	Ardagh Finance Holdings S.A.
Registration Statement on Form F-1
Filed November 17, 2016
File No. 333-214684

Dear Ms. Long:

On behalf of Ardagh Finance Holdings S.A. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form F-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on November 17, 2016. Amendment No. 1 is being filed with the Commission in response to comments received from the Staff contained in your letter dated December 14, 2016 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement. Page references included in the Company’s responses are to those contained in Amendment No. 1.

Ms. Pamela A. Long
United States Securities and Exchange Commission

General

1.                                      If you plan to use a gatefold or any other graphics or photographs in your prospectus please provide them to us supplementally. We will need to review these materials and may have comments.

Response: The Company continues to consider the graphics it may use in the prospectus and acknowledges that the Staff will need to review any graphics prior to effectiveness.

2.                                      If true, please supplementally confirm that all market and other industry data you attribute to third parties was not commissioned by you for a fee for use in the registration statement.

Response: The Company confirms that the market and industry data the Company attributes to third parties was not commissioned by the Company for a fee for use in the registration statement.

Prospectus Summary, Page 1

3.                                      Please consider highlighting and identifying only those aspects of your company that are most significant rather than repeating disclosure in later sections of the prospectus.

Response: The Company believes it has provided an appropriate plain English summary of the key aspects of the Company in the summary. We have reviewed the disclosure to ensure that there is not an inappropriate level of repetition in the summary.

4.                                      Please ensure that the information you include in your summary is balanced. To the extent you cite competitive strengths and strategies in your summary, please review each one and revise as necessary to provide balancing information rather than merely listing generalized risk factors at the end of this section.

Response: The Company respectfully notes that the list of risk factors immediately follows the strengths and strategies disclosure. The Company has reordered the risks based on the presentation of the Company’s strengths, in order to ensure that there is appropriate balance in the disclosure.

Summary of Consolidated Financial and Other Data of Ardagh Finance Holdings SA, page 12

5.                                      Your disclosures related to your presentation of Adjusted EBITDA indicate that you may use this measure as a liquidity measure in addition to a performance measure. If so, please disclose that you also use this amount as a liquidity measure and reconcile Adjusted EBITDA to cash flows from operating activities in addition to profit (loss).

Response: The Company respectfully confirms that it uses Adjusted EBITDA as a performance measure and not a liquidity measure. The Company has revised the disclosure on page 14 of Amendment No. 1 in response to this comment. Although the Company intended this disclosure as consistent with a performance analysis related to financial performance and cash generation, we acknowledge it is suggestive of a liquidity analysis and have therefore removed such disclosure.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Risk Factors, page 16

Our business may suffer if we do not retain our senior management . . ., page 29

6.                                      Please expand this risk factor to identify your key personnel, describe the extent to which you have employment agreements with such personnel, and discuss the extent to which departures have affected you in the past.

Response: The Company has revised the disclosure on page 30 of Amendment No. 1. The Company has included a cross reference to the “Management” section in the revised disclosure, and enhanced disclosure with respect to employment agreements. The Company has not had any departures of senior management or staff that had a material adverse effect on the Company’s business or results of operations. Accordingly, the Company did not include additional disclosure on any such departures in Amendment No. 1.

Use of Proceeds, page 45

7.                                      Please disclose that your underwriter will receive proceeds (and the amount) from this offering to repay debt owed to it.

Response: The Company acknowledges the Staff’s comment. Once it is decided which debt will be repaid with the proceeds from the offering, the Company will provide the requested information in an amendment filing prior to the effectiveness of the Registration Statement.

Dividend Policy, page 49

8.                                      Please briefly describe any material contractual restrictions on your ability to pay dividends and whether any of these restrictions currently impact your intent to pay dividends to shareholders.

Response: The Company has revised the disclosure on page 49 of Amendment No. 1 in response to this comment.

Unaudited Condensed Combined Pro Forma Financial Information, page 52

9.                                      In a note to the pro forma financial information, please clearly disclose how you are arriving at the number of basic and diluted weighted average shares to use in computing your pro forma earnings per share amounts, including the number of shares being included for the conversion of the related party note disclosed in note (1) on page 56.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response: The Company has revised the disclosure on page 55 and 61 of Amendment No. 1 in response to this comment.

The basic number of shares is the weighted average number of ordinary shares outstanding for the periods presented in accordance with IAS 33.19.

As disclosed in footnotes 5 and 12 to the unaudited interim financial statements as at and for the nine months ended September 30, 2016, the number of shares into which the related party convertible loan (€673 million) will convert, is variable and dependent on market conditions including the value of the Company at the conversion date and is currently uncertain.

The Company intends to exercise the conversion option prior to the effectiveness of the Registration Statement, and the number of shares on conversion will be included in the calculation of pro-forma earnings per share in the Company’s subsequent amendment filing prior to the effectiveness of its Registration Statement.

10.                               Please ensure that you consider the guidance of SAB Topic 1:B.3 in terms of any planned distributions as well as given the €270 million dividend paid during the nine months ended September 30, 2016 exceeded earnings.

Response: The Company respectfully advises the Staff that the €270 million dividend was paid prior to September 30, 2016, the date of the latest balance sheet included in the Registration Statement, and except as disclosed on page 49 of Amendment No. 1 under “Dividend Policy,” there is no plan for additional distributions, including distributions relating to the proceeds from the offering. With respect to the current offering and as noted in the response to comment 11 below, the Company will reflect in its S-X Article 11 presentation the use of the offering proceeds to repay existing debt. The Company has considered the guidance in SAB Topic 1:B.3 and believes that it would not be useful to show an additional pro forma loss per share presentation for the latest fiscal year and subsequent interim period to reflect retrospectively the number of shares that would have been issued to pay the dividend, and such additional pro forma loss per share presentation would be anti-dilutive.

11.                               We note that you intend to use the net proceeds from the sale of Class A common shares in this offering to reduce outstanding indebtedness. Please ensure that you appropriately reflect this planned repayment in your pro forma financial information.

Response: The Company acknowledges the Staff’s comment. Once it is decided which debt will be repaid with the proceeds from the offering, the Company will provide the requested information in an amendment filing prior to the effectiveness of the Registration Statement.

Ms. Pamela A. Long
United States Securities and Exchange Commission

12.                               In a similar manner to your disclosures related to the Ball Carve-Out Businesses, please clarify how you determined the amounts to eliminate as part of adjustment (a) on page 58 to reflect the elimination of revenue, cost of sales and margin on lines not part of the business acquired. Please help us understand why there would not be additional expenses aside from cost of sales attributable to these lines which would also need to be eliminated.

Response: The Company has revised disclosure on pages 55 and 58 of Amendment No. 1 in response to this comment. For the six months ended June 30, 2016, the Company has increased selling, general and administrative expenses by £5.0 million, which amounts were previously included within cost of goods sold.

13.                               Please clarify in your disclosures why there would not be a tax impact of the acquisition adjustments presented on page 57 related to the Ball Carve-Out Businesses.

Response: As the Ball Combined Financial Statements have been prepared on a “substantially all” basis, the historic Ball combined U.S. GAAP income statement includes revenues, costs and expenses of certain businesses not acquired by Ardagh, with their elimination shown in the “acquisition adjustments” column on page 57. The net impact of zero shown in the acquisition adjustments column reflects, the elimination of tax charges (€2 million) related to the European businesses not acquired by Ardagh, offset by tax expense of €2 million in respect of the separation of Brazilian operations and the movement of certain lines between the Ball Carve-Out Business acquired by Ardagh and businesses retained by Ball Corporation.

14.                               Please show the calculations used to arrive at your adjustment amounts, including adjustments to depreciation and amortization expenses and interest expense, in the notes to the pro forma financial information. For example, you should show in your notes to adjustment 4 how you are arriving at the amount of additional depreciation and amortization expense. Specifically, you should show the calculation used to arrive at the amounts of depreciation and amortization expense for assets acquired, including the specific asset categories and corresponding useful lives.

Response: The Company has revised the disclosure on pages 58, 59, 60, 64, 65 and 66 of Amendment No. 1 in response to this comment. No pro-forma adjustment was reflected for depreciation on the fair value of acquired property, plant and equipment on the grounds of materiality as the difference between acquired book value (€781 million) and the fair value (€775 million) was €6 million. These amounts will be revised as the Company finalizes the purchase price allocation for the Beverage Can Acquisition.

15.                               In adjustment 8 on page 59 you are eliminating exceptional net finance expense comprising of the write-off of unamortized deferred financing costs and redemption premium incurred in connection with the refinancing of the €475 million and $920 million Senior Notes. In adjustment 10 on page 60, you are not eliminating the exceptional net finance expenses related to the unamortized deferred financing costs and redemption

Ms. Pamela A. Long
United States Securities and Exchange Commission

premium related to the redemption of the $710 million and €250 million Senior PIK notes. Please explain why there is inconsistent treatment in the treatment of these amounts.

Response: The Company has revised the treatment for the exceptional net finance expenses incurred in connection with the Senior PIK Notes redemption and given pro forma effect to their elimination, and has revised the disclosure on pages 55 and 61 of Amendment No. 1 in response to this comment.

16.                               Please disclose why the amounts reflected on page 56 for Ball Combined Financials for the six months ended June 30, 2016 do not agree to the amounts reflected on page F-130.

Response: The amounts shown for the Ball Carve-Out Business on page 56 are after giving effect to the acquisition adjustments and reclassifications to reflect Ardagh’s income statement presentation. The table shown on page 57 commences with the historic Ball combined U.S. GAAP income statement as shown on page F-130 with the acquisition and reclassification adjustments shown in separate columns to arrive at the Ball U.S. GAAP information shown on page 56. Footnote (a) included against the first column of the table on page 56 refers to the table on page 57 where these adjustments have been reflected.

Management’s Discussion and Analysis of Financial Condition . . ., page 65

17.                               Please expand your disclosures of income tax expense to discuss the changes in the effective tax rate from period to period and correspondingly the significant factors that impacted the rate from period to period. Please quantify the material factors disclosed as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please specifically disclose whether you are aware of any reasons why the effective tax rate in the historical financial statements may not be indicative of your expected effective tax rate in future periods. Please also discuss your gross profit percentage from period to period and the corresponding significant factors impacting the percentage from period to period. Please refer to Item 5A of the Form 20-F.

Response: The Company has revised the disclosure on pages 70 and 72 of Amendment No. 1 in response to the comment in respect of gross profit percentage. In addition, the Company notes the following in respect of the comment regarding income tax expense:

Income tax expense in the nine months ended September 30, 2016

Income tax expense in the nine months ended September 30, 2016 increased by €6 million to €56 million, compared with €50 million in the nine months ended September 30, 2015. The increase in income tax expense is primarily attributable to the Beverage Can Acquisition.

The effective income tax rate for the nine months ended September 30, 2016 was -1,120% compared to the effective income tax rate for the nine months ended September 30, 2015 of 625%. The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the period. The loss before tax in the nine months ended September, 30 2016

Ms. Pamela A. Long
United States Securities and Exchange Commission

increased by €13 million to €5 million, compared with a profit before tax in the nine months ended September 30, 2015 of €8 million and is the primary driver of the movement in the effective income tax rate.

As a result of movements in profitability set forth above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities which will decrease our levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Income tax expense in the year ended December 31, 2015

Income tax expense in the year ended December 31, 2015 increased by €77 million to €63 million, compared with a €14 million tax credit in the year ended December 31, 2014. The increase in income tax expense is primarily due to the reduction in the loss before tax of €445 million, which results in a €131 million reduction in the associated income tax credit at the standard Luxembourg rate. This increase is partially offset by a reduction in the tax effect of non-deductible items of €21 million, which were largely exceptional acquisition related expenses, an increase in credits in respect of prior years of €13 million, an €8 million reduction in tax losses for which no deferred tax asset was recognised, a €6 million reduction in the tax effect of income subject to other taxes and a €5 million credit from the re-measurement of deferred tax assets.

The effective income tax rate for the year ended December 31, 2015 was -82% compared to an effective income tax rate for the year ended December 31, 2014 of 3%. The effective income tax rate is a function of the loss before tax and the tax charge or credit for the year. The loss before tax for the year ended December 31, 2015 decreased by €445 million to €77 million, compared with a loss before tax of €522 million in the year ended December 31, 2014 and is the primary driver of the movement in the effective tax rate.

As a result of movements in profitability outlined above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities which will decrease our levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Liquidity and Capital Resources, page 78

18.                               Please clearly disclose whether you were in compliance with your debt covenants.

Response: The Company has revised the disclosure on page 81 of Amendment No. 1 in response to this comment.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Intellectual Property and Innovation, Development and Engineering, page 103

19.                               Please disclose the amount spent during each of the last three financial years on company-sponsored research and development activities. See Item 4 of Form F-1 and Item 5.C of Form 20-F. We note the disclosure on page F-107 of the financial statements.

Response: The Company does not sponsor third parties to perform research and development activities on behalf of the Company. For the year ended December 31, 2015 we incurred internal research and development expenditure of €10 million (2014: €12 million), of which €5 million (2014: €4 million) was capitalized to intangible and tangible assets. The Company has revised the disclosure on page F-25 of Amendment No. 1 in response to this comment by adding the following: “For the year ended December 31, 2015 the Group incurred internal research and development expenditure of €10 million (2014: €12 million)”; and “Other intangible asset additions include development expenditure of €5 million (2014: €4 million)” next to the Company’s statement that “Development costs of €12 million were included in technology and other intangible assets at December 31, 2015 (2014: €11 million).”

The Company’s summary accounting policy for research and development costs disclosed on page F-15 is as follows: “Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.”

Employees, page 106

20.                               Please disclose whether you have ever experienced strikes or work stoppages. We note the risk factor on page 28.

Response: The Company has experienced work stoppages, but none of these have been long-term or had a material adverse affect on the Company’s financial condition or results of operations. The Company has revised the disclosure on page 108 of Amendment No. 1 in response to this comment.

Shares Eligible for Future Sale, page 143

21.                               Please disclose the circumstances under which your parent could cause you to exchange Class B or Class A common shares with its parent company or ultimate beneficial owners.

Response: The Company has not determined under what circumstances the Parent Company could cause the Company to exchange Class B or Class A common shares with the Parent Company or ultimate beneficial owners. In response to this comment, the Company has revised the disclosure on page 145 of Amendment No. 1.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies

Adoption of IFRS, page F-9

22.                               Given that financial statements were available on the Ardagh Group website for other Ardagh entities which appear to be your parent entities, please disclose whether there was any significant impact to your financial position, financial performance and cash flows upon reporting under IFRS as issued by the IASB from IFRS as adopted by the EU. Refer to IFRS 1.23.

Response: The financial statements published on the Ardagh website are those of Ardagh Packaging Holdings Limited, a subsidiary of Ardagh Finance Holdings S.A. (the “Company”). Interim financial information for the nine months ended September 30, 2016 for the Parent Company is also presented. There was no significant impact to the Company’s financial position, financial performance and cash flows upon reporting under IFRS as issued by the IASB from IFRS as adopted by the EU for the periods presented. The Company has revised the disclosure on page F-9 of Amendment No. 1 in response to this comment.

Note 14. Employee Benefit Obligations, page F-49

23.                               Given the different countries in which plans are held, please tell us how you determined that disaggregated disclosures did not need to be provided pursuant to IAS 19.138.

Response: The Company has reassessed the criteria for disaggregation of significant employee benefit plans for disclosure purposes per IAS 19.138 and revised the disclosure on pages F-53 and F-54 of Amendment No. 1 in response to this comment.

There are four significant geographical locations where employee benefit plans with materially different risks are held, which are the United States, United Kingdom, Germany and the Netherlands (IAS 19.138 (a)). Disclosures related to defined benefit obligation assumptions and mortality assumptions have been provided for these plans.

The remaining employee benefits held by the Company are not considered significant and therefore the disclosures set out in IAS 19.135 are not provided for these plans.

The disclosures in respect of assumptions for estimating the defined benefit obligations have been provided for the four significant plans identified as have the mortality assumptions. This is a change from the three groups of plans previously disclosed.

Disclosures in relation to the characteristics, risks, and funding status of the four significant plans are stated in narrative format in Note 14 and there has been no amendment of these disclosures from those previously disclosed.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Note 27. Events After the Reporting Period, page F-72

24.                               Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to IAS 10.17.

Response: The disclosure required by IAS 10.17 is included on page F-10.

Financial Statements for the Period Ended September 30, 2016

General

25.                               We note that you recorded a pension service credit of €21 million during the nine months ended September 30, 2016. Please provide a description of the events that led to the recording of this credit pursuant to IAS 19.139(c).

Response: The Company has revised the disclosure on page F-90 of Amendment No. 1 in response to this comment. In April 2016, the Company’s North American Glass operation’s post-employment plan was amended following the finalization of a three-year collective bargaining agreement with its unionised workforce. The plan amendment froze salary inflation for past service for a three year period.

Prior to the April 2016 agreement, plan liabilities had fully reflected the obligation to protect pension benefits against inflation. The pre-amendment valuation of the impacted post-employment obligation reflected a constructive obligation safeguarding pensions against inflation. The change in the valuation of the post-employment benefits due to the removal of this safeguard for a three-year period following the plan amendment, was treated as a negative past-service cost in accordance with IAS 19R.102. The resulting credit was recorded in full in April 2016 in accordance with IAS 19R.103.

Note 3. Intangible Assets and Property, Plant and Equipment, page F-84.

26.                               Given that intangible assets represent approximately 37% of your total assets at September 30, 2016, please provide all of the disclosures required by IAS 38.118 on a disaggregated basis by class. Your disclosures should include the useful lives and methods used to amortize intangible assets.

Response: The Company has revised the disclosure on F-84 of Amendment No. 1 in response to this comment. The disclosure requirements of IAS 38.118 have been reassessed and the intangible assets previously reported have been disaggregated to separately present goodwill and other intangibles. These are the significant classes of intangible assets of the Company.

The disclosures required in respect of useful lives of intangible assets and amortization methods are included in Note 2 to the Consolidated Financial Statements, being the Summary of Significant Accounting Policies on pages F-14 and F-15. There are no changes from the accounting policies used in the Consolidated Financial Statements to those applied to the Unaudited Condensed Consolidated Interim Financial Statements for the period ended September 30, 2016 as stated in Note 2 on page F-83.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Note 15. Business Combinations, page F-92

27.                               Pursuant to IFRS 3.B64, please provide the following disclosures:

•                                          Disclosures regarding acquired receivables;

•                                          The total amount of goodwill that is expected to be deductible for tax purposes; and

•                                          The amount of revenue and profit or loss of the acquirees recorded since the acquisition date.

Response: The Company has revised the disclosure on page F-93 of Amendment No. 1 in response to this comment.

Financial Statements for Certain Metal Beverage Packaging Operations of Ball Corporation

28.                               Please provide robust disclosure regarding how the financial statements were prepared, including the accounting policy used to prepare these financial statements and how you determined this accounting policy to be reliable pursuant to IAS 8.10.b.

Response: The combined financial statements of the certain metal beverage packaging operations of Ball Corporation are prepared as set out in the Basis of Presentation on pages F-102 and F-103. The Company comments on the specific basis of preparation as follows:

The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements presented have been prepared on a consistent basis with the accounting policies of Ball Corporation, which were disclosed in its Annual Report for the year ended December 31, 2015 as being prepared in accordance with US GAAP, and include the activities of the business acquired. The Company respectfully highlights that these financial statements are not prepared in accordance with International Financial Reporting Standards (‘IFRS’) and therefore the requirements of IAS 8.10 b are not directly applicable to these financial statements.

•                                          Please better clarify in your disclosures how it was determined which metal packaging operations should be included in the carve-out financial statements including if it is all of the metal packaging operations in certain countries.

Response: The perimeter of the accounts combines the reporting divisions of Ball Europe and Ball Brazil.

Ball Europe represents the total results for the Ball Metal Beverage Packaging, Europe segment, including certain plants and operations not purchased by us on the basis that Ardagh acquired substantially all of the assets and liabilities of Ball Europe. In these circumstances all of the operations of Ball Europe are included in the financial statements presented in accordance with

Ms. Pamela A. Long
United States Securities and Exchange Commission

Rule 3-05 of Regulation S-X. The operations not acquired by Ardagh relate to the plants in Bierne, France, Belgrade, Serbia and Lublin, Poland. The results for the plants not acquired by Ardagh are eliminated in the Acquisition Adjustments column on pages 57 and 63.

For Ball Brazil, the plants acquired and associated corporate support functions do not comprise more than a significant portion or substantially all of any reportable segment. In light of the guidance within 2065.2 of the SEC Financial Reporting Manual, the Company considers that (1) the Company understands that Ball will retain significant operating assets aside from the Brazilian operations acquired by Ardagh and (2) the Brazilian operations acquired by Ardagh constitute significantly less than substantially all of Ball’s packaging business in its Metal Beverage Packaging, Americas & Asia segment where the results of these operations are disclosed. As such the Company has determined that the plants and corporate support functions being acquired constitute the basis of preparation for the carve-out of Ball-Brazil. The Brazilian plants financial information has therefore been included on an “attributed basis” with specific identification of assets/liabilities/revenues and expenses.

The Brazilian operations consist of two can plants in Jacarei and Alagoinhas and the regional headquarters in Sao Paulo.

•                                          Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please disclose management´s estimates of what the expenses would have been on a stand-alone basis, if practicable.

Response: The combined financial statements results include:

(i)                                     Selling, General & Administrative expenses which were reported within the perimeter of Ball Europe and Ball Brazil; and

(ii)                                  Allocated general corporate expenses: As described in the combined financial statements basis of preparation, Ball headquarters provided certain corporate functions to the business and those costs associated with these functions were allocated to the businesses acquired by Ardagh based on the most relevant allocation, primarily based on relative percentage of revenue, direct time, or headcount.

The financial statements reflect the full cost of doing business for the operations presented therein.

As noted in the Allocation of General Corporate Expense in the combined financial statements basis of preparation, the financial information presented is not on a basis that represents the standalone (i.e. independent) cost of the historical business operations.

Ms. Pamela A. Long
United States Securities and Exchange Commission

It is not practicable for the Company to estimate what the expenses of the Ball acquired business would have been on a stand-alone basis.

•                                          Please specifically disclose the allocation method used for each material type of cost allocated. The disclosures indicate that costs were allocated based on revenues, metal weight, direct time, square footage, or headcount; however, it is not clear what specific allocation method was used for each significant cost.

Response: The allocation of corporate headquarter costs including the corporate communications, regulatory compliance, treasury, investor relations, corporate controllership, internal audit, Sarbanes-Oxley compliance, information technology, corporate and legal compliance, and insurance functions were allocated based on an assessment of historical level of effort. Significant costs were allocated based on revenue or headcount. Stock-based incentive compensation was allocated/charged on the basis of the specific employees associated with each operation. Additionally, royalty charges for use of trade name and technology were allocated/charged based on net revenue.

•                                          Please expand your disclosures to provide an analysis of the intercompany accounts with Ball Corporation.

Response:  All intercompany accounts with Ball Corporation are recorded in the ‘net parent investment’ line of the balance sheet.

The principal operating transactions between the business and the parent are allocated overheads and settlements of net debt activity between the business and parent, the effect of which is included in net invested capital and disclosed in note 15 on pages F-123 and F-124.

Financial Statements for Certain Beverage Can Operations of Rexam PLC

29.                               Please provide robust disclosure regarding how the financial statements were prepared, including the accounting policy used to prepare these financial statements and how you determined this accounting policy to be reliable pursuant to IAS 8.10.b.

Response:  The combined carve out financial statements are prepared in accordance with IFRS. As explained in the nature of operations and basis of presentation, the business was previously consolidated in Rexam PLC which also applies IFRS. Ardagh did not identify any departure from the IFRS standard which includes IAS 8.10 (b) in the policies applied in preparing the combined carve-out financial statements.

•                                          Please better clarify in your disclosures how you determined which beverage can operations should be included in the carve-out financial statements, including if it is all of the beverage can operations in certain countries.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Response: The combined carve out financial statements comprise the specific plants and operations acquired from Rexam PLC. Europe includes two can plants located in Valdemorillo, Spain and Enzesfeld, Austria and eight U.S. facilities comprising: Bishopville, SC; Chicago, IL; Fairfield, CA; Fremont, OH; Olive Branch, MS; Valparaiso, IN; Whitehouse, OH; and Winston-Salem, NC. The Rexam Carve-Out Business also comprises the assets and liabilities of the regional headquarters office in Chicago, IL. Within the plants acquired by Ardagh, certain specific lines and operations remain with the vendor and were not acquired by Ardagh. These lines and operations have been eliminated within the acquisition adjustments column on pages 58 and 64. The carve out approach focused preliminary on reporting the net sales, cost of sales, operating expenses and related balance sheet accounts of the individual plants which were acquired by Ardagh.

•                                          Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please disclose management´s estimates of what the expenses would have been on a stand-alone basis, if practicable.

Response: The combined carve-out financial statements results include:

(i)                                    Selling, General & Administrative expenses recorded and incurred at a plant level; and

(ii)                                Various other costs allocated to the Rexam Carve-Out Business based on various drivers, as disclosed below.

The financial statements reflect the full cost of doing business for the operations presented therein.

As explained in the nature of operations and basis of presentation, the combined carve out financial statements may not reflect the results of the business had it been on a standalone (i.e. independent) basis.

It is not practicable for the Company to estimate what the expenses of the Rexam Carve-Out Business would have been on a stand-alone basis.

•                                          Please specifically disclose the allocation method used for each material type of cost allocated. Your disclosures indicate that costs were allocated based on revenue, headcount and IT users; however, it is not clear what specific allocation method was used for each significant cost.

Ms. Pamela A. Long
United States Securities and Exchange Commission

Response: As discussed above the combined carve-out financial statements include various costs allocated to the plants and operations within the perimeter. We comment below on the basis of allocation adopted:

Rexam General:

•                  In order to depict the Rexam plants on a stand-alone basis, cost allocations made for Rexam group’s segment reporting have been allocated for carve out purposes.

•                  To determine the appropriate cost allocation basis, discussions have been held with finance personnel at each corporate office (HO) and shared service center (SSC) about the functions and services; consideration has also been given to the allocation basis used by each HO / SSC entity for their original management recharges.

•                  Costs have been allocated based on one of three bases, unless specifically attributed being: revenue, headcount, or number of e-mail users.

•                  Rexam Group Head Office costs were allocated as follows:

•                  Operating expenses including investor relations, corporate development, procurement and rental expense were allocated using revenue.

•                  Other expenses which were primarily Board related costs were also allocated using revenue as no more directly attributable basis was available or appropriate.

•                  Personnel incentive costs were charged/allocated on the basis of the specific employees associated with each operation.

•                  All other centrally recorded costs identified as relevant to the European and/or US operations were allocated using revenue or headcount.

Rexam US:

•                  Cost of sales: The majority of cost of goods sold, including production costs and distribution costs are recorded on a plant basis. The significant cost within this category which was allocated is the standard metal adjustment; the majority of standard metal adjustments were recorded at a plant level. For the adjustments not recorded at a plant level, these were allocated based on the nature of the expense.

•                  Administration costs: Administration costs primarily relate to the Chicago divisional headquarters including tax, human resources and legal costs. These costs were allocated to all U.S. plants including those not acquired by Ardagh using total net sales by plant,

Ms. Pamela A. Long
United States Securities and Exchange Commission

total hourly full time equivalents (or FTEs) by plant, and total salary FTEs by plant, depending on the nature of the cost.

•                  IT costs: Number of email users was used to allocate these costs.

•                  Selling expenses: Selling costs do not relate to specific plants and were allocated to plants using total net sales by plant, total hourly FTEs by plant, and total salary FTEs by plant, depending on the nature of the cost.

•                  R&D expenses: R&D expenses do not relate to specific plants and were allocated to plants using total net sales by plant, total hourly FTEs by plant, and total salary FTEs by plant, depending on the nature of the cost.

Rexam Europe:

•                  Cost of sales:

•                  Metal costs: Metal costs are attributed to plants based on a detailed bottom up analysis of sales invoices. Sales invoice data includes the plant at which the product was produced. The product cost for each customer sale is valued based on the standard cost for the differing product types.

•                  Other direct materials: Other direct materials relate to the non-metal material costs. Similar to the metal cost allocation, the other direct material cost is attributed to plants using standard costing applied to a bottom up analysis of sales invoice product and customer information.

•                  Freight costs: Freight costs were attributed to plants using a bottom up analysis of sales invoice information. Freight costs are calculated based on the types of product, the number of units, the origin location and the destination location.

•                  Warehouse costs: Warehouse costs were allocated to plants based on an analysis of the average utilization of warehouse space during the given year.

•                  Selling, general and administration: Part of the selling, general and administration costs were recorded on a plant basis. Costs related to the limited risk distributor structure in Europe were allocated to plants based on various drivers.

•                  IT costs: Revenue was used to allocate IT costs in Europe. Given Rexam’s European operating structure and the bottom-up methodology used to develop the income statement

Ms. Pamela A. Long
United States Securities and Exchange Commission

for the European component of the Rexam Combined Carve-Out Financial Statements, revenue was deemed the most appropriate basis to allocate the remaining IT costs that were not specifically identified with the European component of the carve-out business as no more directly attributable basis was available or appropriate.

•                                          Please expand your disclosures to provide an analysis of intercompany accounts with Rexam PLC.

Response: All intercompany accounts with Rexam are recorded in the ‘net parent investment’ line of the balance sheet. Any transactions between the in-scope Rexam operations have been eliminated in the Rexam Combined Carve-Out Financial Statements.

The principal operating transactions between the business and the parent are allocated overheads and sales to other Rexam businesses not acquired by Ardagh the effect of which is included in net invested capital and disclosed in Note 19 on page F-178.

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We thank you for your prompt attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Enclosure

cc:	Ian Curley— Chief Executive, Ardagh Finance Holdings S.A.
Geoffrey E. Liebmann, Esq. — Cahill Gordon & Reindel LLP